UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             RAVENSWOOD WINERY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    754438109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Mullin, Esq.
                           Constellation Brands, Inc.
                           300 WillowBrook Office Park
                               Fairport, NY 14450
                                 (716) 218-2169

                                 With a copy to:

                             Jeffrey P. Newman, Esq.
                              Jack G. Martel, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                                 (415) 954-4400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754438109
          ---------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Constellation Brands, Inc.

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)

               (a) [ ]

               (b) [ ]

          3.   SEC Use Only

          4.   Source of Funds (See Instructions)       BK

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

          6.   Citizenship or Place of Organization     Delaware

Number of           7.   Sole Voting Power None
Shares
Beneficially        8.   Shared Voting Power     1,000
Owned by
Each                9.   Sole Dispositive Power     None
Reporting
Person With        10.   Shared Dispositive Power    1,000

         11.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               1,000

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

         13.   Percent of Class Represented by Amount in Row (11)    100%

         14.   Type of Reporting Person (See Instructions)
               CO

CUSIP No. 754438109
          ---------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               VVV Acquisition Corp.*

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions)

               (a) [ ]

               (b) [ ]

          3.   SEC Use Only

          4.   Source of Funds (See Instructions)     Not Applicable

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

          6.   Citizenship or Place of Organization Not Applicable


Number of           7.   Sole Voting Power       Not Applicable
Shares
Beneficially        8.   Shared Voting Power     Not Applicable
Owned by
Each                9.   Sole Dispositive Power       Not Applicable
Reporting
Person With        10.   Shared Dispositive Power     Not Applicable

         11. Aggregate Amount Beneficially Owned by Each Reporting Person Not Applicable

         12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)   [ ]

         13.   Percent of Class Represented by Amount in Row (11)
               Not Applicable

         14.   Type of Reporting Person (See Instructions)     Not Applicable


     * As a result of the Merger described in Item 4, VVV Acquisition Corp. was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and VVV Acquisition Corp. ceasing its corporate existence.

CUSIP No. 754438109
          ---------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Franciscan Vineyards, Inc.

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group
               (See Instructions)

               (a) [ ]

               (b) [ ]

          3.   SEC Use Only

          4.   Source of Funds (See Instructions)   BK

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

          6.   Citizenship or Place of Organization      Delaware


Number of           7.   Sole Voting Power       None
Shares
Beneficially        8.   Shared Voting Power      1,000
Owned by
Each                9.   Sole Dispositive Power    None
Reporting
Person With        10.   Shared Dispositive Power   1,000

          11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               1,000

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

          13.  Percent of Class Represented by Amount in Row (11)     100%

          14.  Type of Reporting Person (See Instructions)
               CO

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D is filed by Constellation Brands, Inc. ("CBI") and Franciscan Vineyards, Inc. ("FVI") with respect to the common stock, no par value (the "Common Stock"), of Ravenswood Winery, Inc., a California corporation (the "Issuer").

     Class of equity securities: Common Stock

     The Issuer's principal executive offices are located at 18701 Gehricke Road, Sonoma, CA 95476.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) CBI is a Delaware corporation whose principal business is producing, marketing and distributing branded beverage alcohol products in North America and the United Kingdom. Its principal executive offices are located at 300 WillowBrook Office Park, Fairport, NY 14450. FVI is a Delaware corporation and wholly-owned subsidiary of CBI. Its principal executive offices are located at 1178 Galleron Road, St. Helena, CA 94574.

     Information with respect to the executive officers and directors of CBI and FVI, including name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, to the best knowledge of CBI and FVI, is listed on the attached Appendix I, which is incorporated herein by reference.

     (d) - (e) During the last five years, neither CBI, FVI nor, to the best of their knowledge, any of the persons listed in Appendix I (executive officers and directors of CBI and FVI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither CBI, FVI nor, to the best of their knowledge, any of the persons listed in Appendix I has been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and neither CBI nor FVI is currently subject to any such judgment, decree or final order.

     (f) To the best knowledge of CBI and FVI, as applicable, the citizenship of each of the executive officers and directors of CBI and FVI is set out on Appendix I, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To fund the $148,013,093.50 required to purchase the Issuer Common Stock in connection with the Merger, CBI used its existing short-term borrowing facility under its Credit Agreement, dated as of October 6, 1999 between CBI, certain of CBI's principal subsidiaries, and certain banks for which The Chase Manhattan Bank acts as Administrative Agent, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(b) Pursuant to an Agreement and Plan of Merger dated April 10, 2001, (the "Merger Agreement"), among CBI, VVV Acquisition Corp., a wholly-owned subsidiary of CBI ("VVV") and the Issuer, VVV merged with and into the Issuer and the Issuer became an indirect wholly-owned subsidiary of CBI (such events constituting the "Merger"). As a result of the Merger, VVV ceased its corporate existence and the Issuer continued in existence as the surviving corporation. Each outstanding share of the Issuer's Common Stock, other than shares owned by CBI or VVV, was converted into the right to receive $29.50 in cash, without interest (the "Merger Consideration") and each share of VVV common stock held by CBI (though FVI, its wholly-owned subsidiary) was converted into one share of common stock of the surviving corporation.

     Immediately before the effective time of the Merger, each outstanding vested option to purchase Issuer Common Stock was canceled, and in consideration of such cancellation, the holder of such option became entitled to receive cash equal to the product of (i) the number of vested shares subject to such option and (B) the excess of the Merger Consideration over the per share exercise price of such option, less any applicable withholding taxes. Immediately before the effective time of the Merger, a number of unvested options to purchase Issuer Common Stock held by each holder thereof equal to the lesser of (i) unvested options to purchase 1,000 shares of Issuer Common Stock or (ii) the number of unvested options to purchase Issuer Common Stock held by such holder, accelerated, became fully vested and were treated immediately prior to the effective time of the Merger in the same manner as vested options to purchase Issuer Common Stock. Immediately before the effective time of the Merger, except as provided in the preceding sentence, each unvested option to purchase Issuer Common Stock was canceled, and in consideration for such cancellation, the holder thereof became entitled to receive at the time such unvested option to purchase Issuer Common Stock would have vested an amount of cash equal to the product of (x) the number of unvested shares subject to such option that would have vested on such date and (y) the excess of the Merger Consideration over the per share exercise price of such option, less any applicable withholding taxes.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2(a) to CBI's
Schedule 13D filed on April 20, 2001, and incorporated herein by reference.

     (c) Not applicable.

     (d) As a result of the Merger, the directors of VVV became the directors of the Issuer, until their respective successors are duly elected or appointed and qualified. Following the Merger the existing officers of the Issuer resigned and were replaced by CBI and FVI personnel.

     (e)-(g) Other than as a result of the Merger described above, not applicable.

     (h)-(i) Upon consummation of the Merger, the Issuer's Common Stock has been delisted from the Nasdaq National Market. On July 3, 2001, the issuer filed a Form 15 requesting deregistration of its Common Stock under the Act.

     (j) Other than as described above, neither CBI nor FVI currently has any plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although CBI and FVI reserve their rights to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As of July 2, 2001, as a result of the Merger, CBI (through its wholly owned subsidiary, FVI) is the beneficial owner of 1,000 shares of the Issuer Common Stock which represents 100% of the issued and outstanding Issuer Common Stock.

     (c) Other than as described above in Item 4, none.

     (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Merger Agreement, or as described above, to the best knowledge of CBI and FVI, there are no contracts, arrangements, uderstandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies which require disclosure under this Item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following are filed herewith as exhibits to this Schedule 13D:

     1.  Joint Filing Agreement between CBI and FVI dated October 23, 2001.

     2. Agreement and Plan of Merger dated as of April 10, 2001, by and among Issuer, CBI and VVV (filed as Exhibit 2(a) to CBI's Schedule 13D relating to the Issuer dated April 10, 2001 and filed on April 20, 2001 and incorporated herein by reference).

     3(a). Credit Agreement, dated as of October 6, 1999, between CBI, certain principal subsidiaries, and certain banks for which The Chase Manhattan Bank acts as Administrative Agent, The Bank of Nova Scotia acts as Syndication Agent, and Credit Suisse First Boston and Citicorp USA, Inc. act as Co-Documentation Agents (filed as Exhibit 4.1 to CBI's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 and incorporated herein by reference).

     3(b). Amendment No. 1 to the Credit Agreement, dated as of February 13, 2001, between CBI, certain principal subsidiaries, and The Chase Manhattan Bank, as administrative agent for certain banks (filed as Exhibit 4.20 to CBI's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

     3(c). Amendment No. 2 to the Credit Agreement, dated as of May 16, 2001, between CBI, certain principal subsidiaries, and The Chase Manhattan Bank, as administrative agent for certain banks (filed as Exhibit 4.1 to CBI's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001 and incorporated herein by reference).

     3(d). Guarantee Assumption Agreement, dated as of July 2, 2001, by Ravenswood Winery, Inc., in favor of The Chase Manhattan Bank, as administrative agent, pursuant to the Credit Agreement dated as of October 6, 1999, as amended (filed as Exhibit 4.6 to CBI's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

     3(e). Amendment No. 3 to the Credit Agreement, dated as of September 7, 2001, between CBI, certain principal subsidiaries, and The Chase Manhattan Bank, as administrative agent for certain banks (filed as Exhibit 4.7 to CBI's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2001


CONSTELLATION BRANDS, INC.


By:  /s/ Richard Sands
     --------------------------------
     Name:  Richard Sands
     Title: President and Chief Executive Officer


FRANCISCAN VINEYARDS, INC.

By:  /s/ Agustin Francisco Huneeus
     --------------------------------
     Name:  Agustin Francisco Huneeus
     Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                               APPENDIX I

                     DIRECTORS AND EXECUTIVE OFFICERS OF CONSTELLATION BRANDS, INC.
                                             Title, Present Principal Occupation or
Name, Employer and Address                   Employment                                     Citizenship
--------------------------                   ----------                                    -------------
Richard Sands                                Director, Chairman of the Board,                   USA
   Constellation Brands, Inc.                   President and Chief Executive Officer
   300 WillowBrook Office Park                  of Constellation Brands, Inc.
   Fairport, NY  14450

Robert Sands                                 Director and Group President of                    USA
   Constellation Brands, Inc.                   Constellation Brands, Inc.
   300 WillowBrook Office Park
   Fairport, NY  14450

Agustin Francisco Huneeus                    President of Franciscan Vineyards, Inc.,      USA and Chile
   Franciscan Vineyards, Inc.                   a wholly owned subsidiary of
   1187 Galleron Rd.                            Constellation Brands, Inc.
   St. Helena, CA  94574

Alexander L. Berk                            President and Chief Executive Officer of           USA
   Barton Incorporated                          Barton Incorporated, a wholly owned
   55 East Monroe Street                        subsidiary of Constellation Brands,
   Chicago, IL  60603                           Inc.

Peter Aikens                                 President and Chief Executive Officer of           UK
   Matthew Clark plc                            Matthew Clark plc, a wholly owned
   Whitchurch Lane                              indirect subsidiary of Constellation
   Bristol BS14 0JZ   UK                        Brands, Inc.

Jon Moramarco                                President and Chief Executive Officer of           USA
   Canandaigua Wine Company, Inc.               Canandaigua Wine Company, Inc., a
   235 North Bloomfield Road                    wholly owned subsidiary of
   Canandaigua, NY  14424                       Constellation Brands, Inc.

Thomas S. Summer                             Executive Vice President and Chief                 USA
   Constellation Brands, Inc.                   Financial Officer of Constellation
   300 WillowBrook Office Park                  Brands, Inc.
   Fairport, NY  14450

Thomas J. Mullin                             Executive Vice President and General               USA
   Constellation Brands, Inc.                   Counsel of Constellation Brands, Inc.
   300 WillowBrook Office Park
   Fairport, NY  14450

George H. Murray                             Executive Vice President and Chief Human           USA
   Constellation Brands, Inc.                   Resources Officer of Constellation
   300 WillowBrook Office Park                  Brands, Inc.
   Fairport, NY  14450

George Bresler                               Director of Constellation Brands, Inc.             USA
   Kurzman Eisenberg Corbin                  Partner of the law firm of Kurzman
     Lever & Goodman, LLP                       Eisenberg Corbin Lever & Goodman, LLP
   521 Fifth Avenue, 28th Floor
   New York, NY  10175




Jeananne K. Hauswald                         Director of Constellation Brands, Inc.             USA
   Solo Management Group, LLC                Managing Partner of Solo Management
   1170 5th Avenue, Suite 14B                   Group, LLC, a corporate financial and
   New York, NY  10029                          investment management consulting
                                                company

James A. Locke, III                          Director of Constellation Brands, Inc.             USA
   Nixon Peabody LLP                         Partner of the law firm of Nixon
   Clinton Square                               Peabody, LLP
   Rochester, NY  14604

Thomas C. McDermott                          Director of Constellation Brands, Inc.             USA
   Forbes Products Corp.                     Proprietor of Forbes Products, LLC, a
   45 High Tech Dr.                             custom vinyl business products company
   Rush, NY  14543

Paul L. Smith                                Director of Constellation Brands, Inc.             USA
   77 Babcock Drive                          Retired - Eastman Kodak Company
   Rochester, NY  14610-3304




                    DIRECTORS AND EXECUTIVE OFFICERS OF FRANCISCAN VINEYARDS, INC.
                                             Title, Present Principal Occupation or
Name, Employer and Address                   Employment                                     Citizenship
--------------------------                   ----------                                    -------------
Richard Sands                                Director and Vice President of Franciscan          USA
   Constellation Brands, Inc.                   Vineyards, Inc.
   300 WillowBrook Office Park               Director, Chairman of the Board,
   Fairport, NY  14450                          President and Chief Executive Officer
                                                of Constellation Brands, Inc.

Robert Sands                                 Director and Vice President of Franciscan          USA
  Constellation Brands, Inc.                    Vineyards, Inc.
  300 WillowBrook Office Park                Director and Group President of
  Fairport, NY  14450                           Constellation Brands, Inc.

Agustin Francisco Huneeus                    President of Franciscan Vineyards, Inc.       USA and Chile
   Franciscan Vineyards, Inc.
   1187 Galleron Rd.
   St. Helena, CA  94574

Thomas S. Summer                             Vice President and Treasurer of                    USA
   Constellation Brands, Inc.                   Franciscan Vineyards, Inc.
   300 WillowBrook Office Park               Executive Vice President and Chief
   Fairport, NY  14450                          Financial Officer of Constellation
                                                Brands, Inc.
